UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-161884

United Natural Foods, Inc. Retirement Plan
(Name of registrant as specified in charter)
United Natural Foods, Inc.
313 Iron Horse Way
Providence, Rhode Island 02908
(401) 528-8634
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in United Natural Foods, Inc. Retirement Plan
(Title of each class of security covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None
The United Natural Foods, Inc. Retirement Plan (the “Plan”) of United Natural Foods, Inc. (the “Company”) has terminated the option to invest in a fund consisting primarily of shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”). The Company filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock and related plan interests that remained unsold under the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the United Natural Foods, Inc. Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: June 16, 2020
UNITED NATURAL FOODS, INC. RETIREMENT PLAN

/s/ Jon R. Born
Jon R. Born
Plan Administrator